EX-99.1 Correspondence

Baltia Air Lines, Inc,
63-25 Saunders St., Suite 7 I
Rego Park, New York 11374

By and through its attorney,

The International Business Law Firm PC
1915 Eye Street NW Suite 500
Washington DC 20001

August 31, 2011

Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

REFERENCE: Form 10-K for year ending 12-31-2010
           Filed April 18, 2011
           File No. 001-14519

Dear Commission:

This is to request an extension of time to reply to your Comment Letter of August 18, 2011 due to our need to locate certain documents and consult with our accountants as to certain of the financial notes. While we are prepared on certain of the items, we would like to respond to all the comments at the same time.

By the terms of your letter, you asked for a response to be submitted by tomorrow, September 1, 2011. While we hope to be able to completely respond more quickly, we ask for an extension of ten (10) business days to complete our response, or September 15, 2011.

Sincerely,

/S/
Steffanie J. Lewis
General Counsel for Baltia Air Lines

(202) 296-1111 / slewis@iblf.com